                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)



Welcome to the website we've created to provide you with information on Northrop Grumman's proposed acquisition of TRW Inc. The site includes important details about the two upcoming TRW Shareholder Meetings: Its Special meeting on April 22 and Annual Meeting on April 24, 2002.

Northrop Grumman strongly believes that a strategic combination of TRW and Northrop Grumman offers tremendous benefits for the shareholders of both companies. If you are a TRW shareholder, we encourage you to review the information carefully and to seriously consider what is in the best interests of your investment.

We urge TRW shareholders to vote for Northrop Grumman's resolutions by returning the GREEN AND BLUE proxy cards. If you have any questions, please contact Northrop Grumman (c/o D.F. King & Co., Inc., call toll-free (800) 755-7250, or call collect (212) 269-5550).

NORTHROP GRUMMAN AND TRW:

CREATING VALUE FOR SHAREHOLDERS

Northrop Grumman made its proposal to combine with TRW for one simple reason: we believe a business combination of Northrop Grumman and TRW has the potential of offering enhanced value to the shareholders of both companies.

Strategically, Northrop Grumman and TRW are an excellent fit. TRW's space and systems expertise is complementary to Northrop Grumman's strengths in electronics and systems integration, and, together, will create a third major contributor to the nation's satellite and missile defense requirements. This is an attractive segment of the defense marketplace that has been slated to receive considerable U.S. Government funding in the years ahead, and the combined company will have a significant footprint in this strategic area.

Beyond the growth potential that we believe this combination would create, we also believe that Northrop Grumman's proposal offers TRW shareholders more certainty than the proposed alternative by TRW's board of directors.

Finally, Northrop Grumman is a major tier-one defense company with a proven track record, and its stock has consistently outperformed TRW's. In the two-year period ended December 2001 alone, Northrop Grumman's stock has nearly doubled, while TRW's stock has declined at a compound annual rate of more than 15%. We believe that a combination of TRW with Northrop Grumman offers TRW shareholders the opportunity to participate in our growth plans going forward.

FREQUENTLY ASKED QUESTIONS

The questions and answers provided below provide information regarding Northrop Grumman's Offer to Exchange, the Special Meeting of TRW shareholders to be held April 22, 2002, and the 2002 Annual Meeting of TRW Shareholders to be held April 24, 2002. The information is intended to answer a number of frequently asked questions, but may not address a specific question or concern you may have. We encourage you to read the materials regarding the Offer to Exchange and the two meetings of TRW shareholders which have been filed with the Securities and Exchange Commission, which may be obtained at the Securities and Exchange Commission's website **www.sec.gov** and to call D.F. King & Co. at (800) 755-7250 to address any other questions or concerns you may have.

QUESTION LIST

I. GENERAL QUESTIONS REGARDING NORTHROP GRUMMAN'S OFFER TO EXCHANGE

(Link to Answer Section)

1. Why has Northrop Grumman made an offer to acquire TRW?
2. How does Northrop Grumman intend to acquire TRW?
3. What is Northrop Grumman offering TRW shareholders?
4. Is the Northrop Grumman Offer to Exchange conditional in any way?
5. When does Northrop Grumman's Offer to Exchange expire?

6. Does voting my TRW shares "FOR" the Control Share Acquisition proposal at the Special Meeting or "FOR" Northrop Grumman's resolutions at the Annual Meeting mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

7. What is the status of the antitrust reviews of the merger?

8. What is the status of the Department of Defense reviews of the merger?

9. If a merger of TRW and Northrop Grumman is completed, will Northrop Grumman separate any parts or divisions of TRW, and if so, when?

II. SPECIAL MEETING QUESTIONS

Link to Answer Section

1. When and where is the TRW Special Meeting?

2. Why is TRW holding a Special Meeting and an Annual Meeting and what will TRW shareholders vote on at the Special Meeting?

3. How many votes are required to authorize the Control Share Acquisition proposal at the Special Meeting?

4. Does voting my TRW shares at the Special Meeting "FOR" the Control Share Acquisition proposal mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

5. How do I vote at the Special Meeting?

6. Is it important that I vote my TRW shares at the Special Meeting?

7. Who is eligible to vote at the Special Meeting?

8. How does Northrop Grumman's board of directors recommend TRW shareholders vote at the Special Meeting?

9. Does the color of the proxy card matter?

10. Is "ABSTAIN" the same as a "NO" vote at the Special Meeting?

11. What happens if I don't vote in person or by proxy at the Special Meeting?

12. What are "interested shares" and how will they be treated at the Special Meeting?

13. How can I tell if my TRW shares are "interested shares?"

14. Should I vote my shares even if they are "interested shares?"

15. If I tender my TRW shares for exchange or sell them, do I still need to vote at the Special Meeting on April 22, 2002?

III. ANNUAL MEETING QUESTIONS

Link to Answer Section

1. When and where is the TRW Annual Meeting?

2. Why is TRW holding a Special Meeting and an Annual Meeting and what will TRW shareholders vote on at the Annual Meeting?

3. Who is eligible to vote at the Annual Meeting?

4. Does voting my TRW shares "FOR" Northrop Grumman's resolutions at the Annual Meeting mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

5. How do I vote at the Annual Meeting?

6. Is it important that I vote my TRW shares at the Annual Meeting?

7. How does Northrop Grumman's board of directors recommend TRW shareholders vote at the Annual Meeting?

8. Does the color of the proxy card matter?

9. What happens if I don't vote in person or by proxy at the Annual Meeting?

10. If I tender my TRW shares for exchange or sell them, do I still need to vote at the Annual Meeting on April 24, 2002?

IV. PROXY VOTING QUESTIONS

Link to Answer Section

1. What if I haven't yet received my Northrop Grumman proxy materials for the Special Meeting or Annual Meeting or if I have any questions regarding Northrop Grumman's Offer to Exchange or the Special Meeting or the Annual Meeting?

2. Why am I receiving more than one proxy card in the mail?

3. Whom do I call if I have questions about the materials I received?

4. When do I have to return my BLUE proxy cards or voting instruction forms?

5. When do I have to return my GREEN proxy cards or voting instruction forms?

6. Should I return the BLUE proxy cards or voting instruction forms if I wish to support Northrop Grumman at the Special Meeting?

7. Should I return the GREEN proxy cards or voting instruction forms if I wish to support Northrop Grumman at the Annual Meeting?

8. Where do I mail my BLUE or GREEN proxy card or voting instruction form if I've lost my return envelope?

9. If I sign a proxy card from Northrop Grumman and a voting instruction form from my broker or other nominee holder, do they cancel each other out?

10. Can I change my vote if I have already submitted a gold or white proxy card or voting instruction form?

11. Should I vote "FOR" on the BLUE and GREEN proxy cards or voting instruction forms and "against" on the gold and white proxy cards or voting instruction forms?

12. Do I have to mail back both the BLUE and GREEN proxy cards or voting instruction forms and the gold and white proxy cards or voting instruction forms?

13. Why am I receiving all of this information about Northrop Grumman's Offer to Exchange, the Special Meeting and the Annual Meeting?

14. What if I am contacted by someone seeking to influence my vote?

15. If I tender my TRW shares for exchange or sell them, do I still need to vote at the Special Meeting on April 22, 2002, and at the Annual Meeting on April 24, 2002?

V. EMPLOYEE QUESTIONS

Link to Answer Section

1. I work in TRW's automotive sector. Why should I support Northrop Grumman's resolutions?

2. As a TRW employee will my vote be anonymous?

QUESTION AND ANSWER LIST

I. GENERAL QUESTIONS REGARDING NORTHROP GRUMMAN'S OFFER TO EXCHANGE

1. Why has Northrop Grumman made an offer to acquire TRW?

Northrop Grumman believes the strategic combination of Northrop Grumman and TRW will provide tremendous value to the shareholders of both companies. Northrop Grumman's electronics and systems integration capabilities, combined with TRW's space and systems expertise, would create a strong contributor to the nation's satellite and missile defense requirements. This is an increasingly important business to the U.S. Government and currently is anticipated to receive major funding in the years ahead. The combined company will have a significant footprint in this growing sector.

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2. How does Northrop intend to acquire TRW?

Northrop Grumman is making the Offer to Exchange in order to acquire control of, and ultimately the entire equity interest in, TRW. The Offer to Exchange is the first step in Northrop Grumman's proposed acquisition of TRW and is intended to facilitate the ultimate acquisition of all TRW shares. Northrop Grumman intends, as soon as possible after completion of the Offer to Exchange, to seek to have TRW merge with Northrop Grumman or a wholly-owned subsidiary of Northrop Grumman. The purpose of the TRW merger would be to acquire all TRW shares not exchanged in the Offer to Exchange. In the TRW merger, each outstanding share of TRW capital stock (except for treasury shares of TRW and shares beneficially owned directly or indirectly by Northrop Grumman for its own account) would be converted into the right to receive shares of Northrop Grumman common stock based on the same exchange ratio used in the Offer to Exchange and subject to any dissenters' rights available under Ohio law.

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3. What is Northrop Grumman offering TRW shareholders?

Northrop Grumman is offering to exchange each outstanding share of TRW common stock for shares of Northrop Grumman common stock valued at $53.00 and each outstanding share of TRW Serial Preference Stock II for shares of Northrop Grumman common stock valued at $53.00 multiplied by the then-effective conversion rate of the applicable Series of Serial Preference Stock II, in each case subject to the procedures and limitations described in Northrop Grumman's Offer to Exchange and the related letters of transmittal. The exchange ratio is subject to a "collar" such that in no event will a TRW shareholder receive fewer than 0.4309 or more than 0.4690 shares of Northrop Grumman common stock per share of TRW common stock and an equivalent number of shares of Northrop Grumman common stock per share of Serial Preference Stock II of TRW, on an as-converted to TRW common stock basis.

On March 4, 2002, Northrop Grumman commenced its Offer to Exchange shares of Northrop Grumman common stock for all outstanding shares of TRW capital stock pursuant to the Offer to Exchange dated March 4, 2002, as amended to date. The Offer to Exchange, as amended to date, may be viewed by clicking here. **(Link to Offer to Exchange)**

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4. Is the Northrop Grumman Offer to Exchange conditional in any way?

Northrop Grumman's obligation to exchange shares of Northrop Grumman's common stock for TRW shares pursuant to the Offer to Exchange is subject to a number of conditions, including, but not limited to, the following:

- the completion of a due diligence investigation of TRW by Northrop Grumman with results satisfactory to Northrop Grumman, in its sole discretion;

- the tender of enough shares of TRW capital stock so that, after the completion of the Offer to Exchange, Northrop Grumman owns a majority of the then-outstanding TRW common stock on a fully diluted basis;

- the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Council Regulation (EEC) No. 4064/89 of the Council of the European Union and any other applicable similar foreign laws or regulations;

- the requisite approval of TRW's shareholders under the Ohio Control Share Acquisition Law or Northrop Grumman being satisfied, in its reasonable judgment, that such law is inapplicable or invalid;

- the expiration or termination of the waiting period during which the Ohio Division of Securities may suspend the Offer to Exchange under the Ohio Revised Code, which waiting period expired on March 12, 2002; and

- the approval of the issuance of shares of Northrop Grumman common stock pursuant to the Offer to Exchange and the TRW merger by the stockholders of Northrop Grumman.

These conditions and the other conditions to the Offer to Exchange are discussed in further detail in Northrop Grumman's Registration Statement on Form S-4, as amended.

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5. When does Northrop Grumman's Offer to Exchange expire?

Northrop Grumman's Offer to Exchange is currently set to expire at Midnight, New York City time, Friday May 3, 2002, unless extended.

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6. Does voting my TRW shares "FOR" the Control Share Acquisition proposal at the Special Meeting or "FOR" Northrop Grumman's resolutions at the Annual Meeting mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

No. You may vote "FOR" the Control Share Acquisition proposal at the Special Meeting and "FOR" the three non-binding Northrop Grumman shareholder resolutions at the Annual Meeting and then consider separately the decision whether you wish to tender your shares in the Offer to Exchange or to support any merger of TRW and Northrop Grumman.

Your votes at the Special Meeting or at the Annual Meeting do not obligate you in any way to tender your TRW shares or approve any merger of TRW and Northrop Grumman.

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7. What is the status of the antitrust reviews of the merger?

Northrop Grumman is actively seeking all antitrust approvals necessary to complete the merger. The process is proceeding on schedule and Northrop Grumman does not expect any significant antitrust issues to delay approval.

Northrop Grumman, in a press release issued April 11, 2002, announced that it intends to comply promptly with a request received from the U.S. Department of Justice for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding its proposed acquisition of TRW. Northrop Grumman said the additional request for information was expected and reiterated it does not anticipate any significant antitrust issues.

The waiting period under Hart-Scott-Rodino will expire 30 days after Northrop Grumman substantially complies with the request unless it is extended by court order or by the consent of Northrop Grumman.

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8. What is the status of the Department of Defense reviews of the merger?

Northrop Grumman is actively seeking all Department of Defense approvals necessary to complete the merger. The process is proceeding on schedule and Northrop Grumman does not expect any significant antitrust issues to delay approval.

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9. If a merger of TRW and Northrop Grumman is completed, will Northrop Grumman spin-off any parts or divisions of TRW, and if so, when?

Once Northrop Grumman has completed the TRW merger, it expects that TRW would continue its current operations, except that it would cease to be publicly owned and would instead be wholly-owned by Northrop Grumman. Northrop Grumman expects to promptly dispose of TRW's automotive business either by selling that business to a third party or parties or by spinning it off to the Northrop Grumman stockholders (including the former TRW shareholders) or by a combination thereof.

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II. SPECIAL MEETING QUESTIONS

1. When and where is the TRW Special Meeting?

The Special Meeting of TRW shareholders will be held on Monday, April 22, 2002, at 8:30 a.m., at a public establishment known as Landerhaven, 6111 Landerhaven Drive, Mayfield Heights, Ohio.

Please be sure to allow sufficient time to comply with TRW's check-in procedures to make sure you have been admitted to the Special Meeting before voting starts.

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2. Why is TRW holding a Special Meeting and an Annual Meeting and what will TRW shareholders vote on at the Special Meeting?

The Special Meeting and the Annual Meeting are being held to allow TRW shareholders to vote on separate, specific matters.

At the Special Meeting, TRW shareholders will be asked to approve a resolution of TRW shareholders authorizing the acquisition of TRW shares pursuant to Northrop Grumman's Offer to Exchange. This authorization is required under the Ohio Control Share Acquisition Law before Northrop Grumman can acquire more than 20% of the outstanding voting stock of TRW.

Approval of this resolution will not obligate TRW shareholders to tender their shares for exchange pursuant to Northrop Grumman's Offer to Exchange, but it does allow Northrop Grumman to continue to negotiate with TRW and its shareholders regarding a possible business combination.

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3. How many votes are required to authorize the Control Share Acquisition proposal at the Special Meeting?

Authorization for the acquisition of TRW shares pursuant to the Offer to Exchange requires:

⟨ the affirmative vote of the holders of a majority of the voting power in the election of TRW directors at the Special Meeting in person or by proxy;

and

⟨ the affirmative vote of the holders of a majority of the portion of the voting power excluding any shares which are "interested shares" (as defined in Northrop Grumman's proxy statement for the Special Meeting in the section entitled "Ohio Control Share Acquisition Law") represented at the Special Meeting in person or by proxy.

A quorum will be deemed present at the Special Meeting if at least a majority of the voting power in the election of TRW directors is represented at the Special Meeting in person or by proxy.

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4. Does voting my TRW shares at the Special Meeting "FOR" authorization of the acquisition of TRW shares by Northrop Grumman mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

No. You may vote "FOR" the Control Share Acquisition proposal at the Special Meeting and then consider separately the decision whether you wish to tender your shares in the Offer to Exchange or support a merger of TRW and Northrop Grumman.

Your votes at the Special Meeting do not obligate you in any way to tender your TRW shares or approve any merger of TRW and Northrop Grumman.

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5. How do I vote at the Special Meeting?

TRW shareholders may vote by proxy or at the Special Meeting in person. If you hold your shares directly, you may complete, sign, date and promptly mail the BLUE proxy card and the certification of eligibility in the envelope provided with your proxy materials. If you hold your shares through a bank, broker or other nominee holder, you may complete, sign, date and promptly mail the BLUE voting instruction form and certification of eligibility in the envelope provided by the nominee holder or call the person responsible for your account and instruct them how you wish to vote.

The Special Meeting and the Annual Meeting are two separate meetings regarding different matters. A proxy vote at one meeting does not constitute a vote at the other meeting.

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6. Is it important that I vote my TRW shares at the Special Meeting?

Yes. Northrop Grumman recommends that all TRW shareholders, no matter how many shares they hold, vote their TRW shares at both the Special Meeting and the Annual Meeting and so participate in these important decisions regarding the future of their investment in TRW.

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7. Who is eligible to vote at the Special Meeting?

TRW has fixed the close of business on March 28, 2002 as the record date to determine those TRW shareholders entitled to notice of and to vote at the Special Meeting. If you were a shareholder of TRW Common Stock or Serial Preference Stock II (either Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 ("Series 1") or Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 ("Series 3")), as of the close of business on March 28, 2002, you are entitled to vote at the Annual Meeting. Each share of Common Stock, Series 1 and Series 3 is entitled to one vote at the Special Meeting and all of such shares vote together as a class. You should have received a proxy statement from Northrop Grumman containing important information about its Offer to Exchange and the Special Meeting. You also should have received a BLUE proxy card or voting instruction form and the accompanying certification of eligibility from Northrop Grumman to be used for voting at the Special Meeting.

If you purchased any shares of TRW common stock after March 28, 2002, those shares are not eligible to vote at the Special Meeting.

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8. How does Northrop Grumman's board of directors recommend TRW shareholders vote at the Special Meeting?

Northrop Grumman's board of directors is asking TRW shareholders to support the following resolutions at the Special Meeting:

(a proposal authorizing the acquisition of TRW capital stock by Northrop Grumman pursuant to the Offer to Exchange;

and

(a proposal authorizing the adjournment of the Special Meeting, if deemed desirable by Northrop Grumman, to allow additional time for the solicitation of proxies and completion of certifications to assure a quorum and, if possible, to obtain a vote in favor of the proposal authorizing the acquisition of TRW capital stock.

Northrop Grumman's board of directors recommends that TRW shareholders vote "FOR" the resolution authorizing the acquisition of TRW capital stock and vote "GRANT AUTHORITY" in the proposal authorizing the adjournment of the Special Meeting, as described above and in its proxy statement.

Please be sure to complete, sign, date and mail the BLUE proxy card or voting instruction form and the accompanying certification of eligibility to support Northrop Grumman at the Special Meeting. Please discard any proxy cards or voting instruction forms sent to you by TRW management.

If you have already returned a white proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated BLUE proxy card or voting instruction form and the accompanying certification of eligibility to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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9. Does the color of the proxy card matter?

Yes. Support Northrop Grumman by completing, signing, dating and mailing the BLUE proxy card or voting instruction form and the accompanying certification of eligibility for the Special Meeting and the GREEN proxy card or voting instruction form for the Annual Meeting.

Please discard any proxy cards or voting instruction forms sent to you by TRW management.

If you have already returned a white or gold proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form and a later-dated BLUE proxy card or voting instruction form and the accompanying certification of eligibility to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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10. Is "ABSTAIN" the same as a "NO" vote at the Special Meeting?

Any abstention from voting on a proxy which has not been revoked will be included in computing the number of TRW shares present for purposes of determining whether a quorum is present at the Special Meeting, thus increasing the number of shares necessary to obtain the necessary majority approvals. Therefore, an "ABSTAIN" will have the same practical effect as an "AGAINST" vote.

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11. What happens if I don't vote in person or by proxy at the Special Meeting?

If you do not return your proxy card or voting instruction form for the Special Meeting, you will be allowing other TRW shareholders to decide important matters concerning your investment in TRW. Please make your vote count by completing, signing, dating and mailing your BLUE proxy card or voting instruction form and the accompanying certification of eligibility today!

If you have already returned a white or gold proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form and a later-dated BLUE proxy card or voting instruction form and the accompanying certification of eligibility to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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12. What are "interested shares" and how will they be treated at the Special Meeting?

Under Ohio law, the acquisition of TRW shares pursuant to Northrop Grumman's Offer to Exchange must be authorized by the affirmative vote of:

(a majority of the voting power of the election of directors represented at the special meeting in person or by proxy;

and

(a majority of the portion of the voting power in the election of directors excluding "interested shares" represented at the special meeting in person or by proxy.

Therefore, "interested shares" are not counted in determining whether the Second Majority Approval has been obtained. We refer to the first majority described above as the "First Majority Approval" and the second majority described above as the "Second Majority Approval" in these frequently asked questions.

13. How can I tell if my TRW shares are "interested shares?"

TRW has stated in the TRW Proxy Statement that it will institute procedures and presumptions which will, among other things, require each TRW shareholder to certify whether its TRW shares are "interested shares," as defined in Ohio's Control Share Acquisition Law. TRW also has stated that any TRW shares without such a certification will be presumed by TRW to be "interested shares" and therefore will not be counted in determining whether the Second Majority Approval has been obtained.

Northrop Grumman believes that the TRW presumption will unfairly disenfranchise TRW shareholders who actually are entitled to vote, and is contrary to law. Northrop Grumman has filed a lawsuit in the Northern District of Ohio to resolve this and other questions. Since Northrop Grumman cannot predict the outcome of the Ohio litigation, TRW shareholders are urged to strictly comply with the eligibility certification requirements imposed by TRW in order to be sure that all TRW votes will be counted.

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14. Should I vote my shares even if they are "interested shares?"

Yes. Even "interested shares" will be counted in determining whether the First Majority Approval, as defined in the answer to the preceding question, has been obtained, so please VOTE YOUR SHARES!

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15. If I tender my TRW shares, do I still need to vote at the Special Meeting on April 22, 2002?

Yes. If you tender your shares for exchange or sell your shares after the record date (March 28, 2002) for the Special Meeting, you are still entitled to vote at that meeting. Tendering your shares for exchange is a separate decision and does not count as a vote at the meeting.

It is very important that each TRW shareholder's voice be heard at the Special Meeting, so please vote, even if you have tendered or sold your shares after the record date. Northrop Grumman cannot complete the Offer to Exchange unless the acquisition is approved at the Special Meeting in accordance with the Ohio Control Share Acquisition Law or that law is held to be unconstitutional, so PLEASE vote at the Special Meeting.

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III. ANNUAL MEETING QUESTIONS

1. When and where is the TRW Annual Meeting?

The Annual Meeting of TRW shareholders will be held on Wednesday, April 24, 2002, at 8:30 a.m., at TRW's executive offices, located at 1900 Richmond Road, Lyndhurst, Ohio.

Please be sure to allow sufficient time to comply with TRW's check-in procedures to make sure you have been admitted to the Annual Meeting before voting starts.

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2. Why is TRW holding a Special Meeting and an Annual Meeting and what will TRW shareholders vote on at the Annual Meeting?

The Special Meeting and the Annual Meeting are being held to allow TRW shareholders to vote on separate, specific matters.

TRW holds an Annual Meeting every year to elect directors and conduct other business presented to the meeting. At the Annual Meeting, TRW shareholders will consider and vote on resolutions to elect directors, ratify the selection of auditors, and three non-binding Northrop Grumman shareholder resolutions, as follows:

(a non-binding resolution requesting TRW's Directors to provide non-public information regarding TRW to Northrop Grumman in order that Northrop Grumman may consider if an increase in the consideration offered in the Offer to Exchange is warranted;

(a non-binding resolution requesting TRW's Board of Directors to establish a committee of independent Directors to evaluate Northrop Grumman's proposal and any other merger or acquisition proposal;

and

(a non-binding resolution requesting TRW's Directors to take all actions within their authority to minimize impediments to TRW's shareholders ability to decide for themselves whether to exchange their TRW stock for Northrop Grumman common stock pursuant to the Offer to Exchange or in a merger transaction should they so desire.

Approval of Northrop Grumman's resolutions will not obligate TRW shareholders to tender their TRW shares for exchange pursuant to Northrop Grumman's Offer to Exchange or to approve any merger of TRW and Northrop Grumman.

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3. Who is eligible to vote at the Annual Meeting?

TRW has fixed the close of business on February 8, 2002, as the record date to determine those TRW shareholders entitled to notice of and to vote at the Annual Meeting. If you were a shareholder of TRW Common Stock or Serial Preference Stock II (either Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 ("Series 1") or Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 ("Series 3")), as of the close of business on February 8, 2002, you are entitled to vote at the Annual Meeting. Each share of TRW Common Stock, Series 1 and Series 3 is entitled to one vote at the Annual Meeting and all of such shares vote together as a class. You should have received a proxy statement from Northrop Grumman containing important information about its Offer to Exchange and the Annual Meeting. You also should have received a GREEN proxy card or voting instruction form from Northrop Grumman to be used for voting at the Annual Meeting.

If you purchased any shares of TRW common stock after February 8, 2002, those shares are not eligible to vote at the Annual Meeting.

4. Does voting my TRW shares "FOR" Northrop Grumman's resolutions at the Annual Meeting mean I must tender my TRW shares for exchange or support a merger of TRW and Northrop Grumman?

No. You may vote "FOR" the three non-binding Northrop Grumman shareholder resolutions at the Annual Meeting and then consider separately the decision whether you wish to tender your shares in the Offer to Exchange or to support any merger of TRW and Northrop Grumman.

Your votes at the Annual Meeting do not obligate you in any way to tender your TRW shares or approve any merger of TRW and Northrop Grumman.

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5. How do I vote at the Annual Meeting?

TRW shareholders may vote by proxy or at the Annual Meeting in person. If you hold your shares directly, you may complete, sign, date and promptly mail the GREEN proxy card in the envelope provided with your proxy materials. If you hold your shares through a bank, broker or other nominee holder, you may complete, sign, date and promptly mail the GREEN voting instruction form in the envelope provided by the nominee holder or call the person responsible for your account and instruct them how you wish to vote.

The Special Meeting and the Annual Meeting are two separate meetings regarding different matters. A proxy vote at one meeting does not constitute a vote at the other meeting.

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6. Is it important that I vote my TRW shares at the Annual Meeting?

Yes. Northrop Grumman recommends that all TRW shareholders, no matter how many shares they hold, vote their TRW shares at both the Annual Meeting and the Special Meeting and so participate in these important decisions regarding the future of their investment in TRW.

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7. How does Northrop Grumman's board of directors recommend TRW shareholders vote at the Annual Meeting?

Northrop Grumman's board of directors is asking TRW shareholders to support the following three resolutions at the Annual Meeting:

(a non-binding resolution requesting TRW's Directors to provide non-public information regarding TRW to Northrop Grumman in order that Northrop Grumman may consider if an increase in the consideration offered in the Offer to Exchange is warranted;

(a proposal requesting TRW's Directors to establish a committee of independent Directors to evaluate Northrop Grumman's proposal and any other proposals received by TRW;

and

(a proposal requesting TRW's Directors to take all actions within their authority to provide TRW's shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock

Northrop Grumman's board of directors recommends that TRW shareholders vote "FOR" Northrop Grumman's three shareholder resolutions described above and in its proxy statement for the Annual Meeting. Northrop Grumman is making no recommendation concerning the election of TRW directors and the ratification of the selection of auditors.

Please be sure to complete, sign, date and mail the GREEN proxy card or voting instruction form to support Northrop Grumman at the Annual Meeting. Please discard any proxy cards or voting instruction forms sent to you by TRW management.

If you have already returned a white or gold proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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8. Does the color of the proxy card matter?

Yes. Support Northrop Grumman by completing, signing, dating and mailing the GREEN proxy card or voting instruction form for the Annual Meeting and the BLUE proxy card or voting instruction form and the accompanying certification of eligibility for the Special Meeting.

Please discard any proxy cards or voting instruction forms sent to you by TRW management.

If you have already returned a white or gold proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form and a later-dated BLUE proxy card or voting instruction form and the accompanying certification of eligibility to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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9. What happens if I don't vote in person or by proxy at the Annual Meeting?

If you do not return your proxy card or voting instruction form for the Annual Meeting, you will be allowing other TRW shareholders to decide important matters concerning your investment in TRW. Please make your vote count by completing, signing, dating and mailing your GREEN proxy card or voting instruction form today!

If TRW shareholders return a GREEN proxy but do not include instructions on how to vote their properly signed GREEN proxy for the Annual Meeting, their shares will be voted "FOR" the three non-binding Northrop Grumman shareholder resolutions, "WITHHOLD" on all nominees for director and "ABSTAIN" on the ratification of the selection of TRW's accountants. The proxies designated on GREEN proxy cards will be authorized to vote in their discretion on any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

If you have already returned a white or gold proxy card or voting instruction form to TRW management, you have every right to change your vote. You can do so by completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form to Northrop Grumman (c/o D.F. King & Co., Inc.) at the following address: D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, NY 10269-0069. Only the latest-dated vote will count.

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10. If I tender my TRW shares, do I still need to vote at the Annual Meeting on April 24, 2002?

Yes. If you tender your shares for exchange or sell your shares after the record date (February 8, 2002) for the Annual Meeting, you are still entitled to vote at that meeting. Tendering your shares for exchange is a separate decision and does not count as a vote at the meeting. It is very important that each TRW shareholder's voice be heard at the meeting, so please vote, even if you have tendered or sold your shares after the record date.

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IV. PROXY VOTING QUESTIONS

1. What if I haven't yet received my Northrop Grumman proxy materials for the Special Meeting or Annual Meeting or if I have any questions regarding Northrop Grumman's Offer to Exchange or the Special Meeting or the Annual Meeting?

If you have not received your proxy materials or have any questions, please call Northrop Grumman's proxy solicitor and information agent, D.F. King, at:

toll-free: 800-755-7250
international (call collect): 212-269-5550
banks and brokers (call collect): 212-269-5550

You may also download a copy of Northrop Grumman's proxy statements for the Special Meeting and the Annual Meeting or the Offer to Exchange free of charge at **www.votefornoc.com** or **www.sec.gov**. However, you will need to contact D.F. King at the phone numbers above for information on obtaining a proxy card or voting instruction form.

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2. Why am I receiving more than one proxy card in the mail?

You may receive more than one set of voting materials, including multiple copies of the proxy statement and multiple BLUE and GREEN proxy cards or voting instruction forms from Northrop Grumman for any of the following reasons:

1) you hold TRW shares in more than one brokerage account;

2) you hold TRW shares in more than one name;

3) you hold TRW shares through TRW's employee plan(s) in addition to other holdings of TRW shares.

Northrop Grumman's board of directors urges TRW shareholders to support Northrop Grumman by voting "FOR" proposal 1, and "GRANT AUTHORITY" for proposal 2, to be submitted at the Special Meeting, and by voting "FOR" resolutions 3, 4 and 5, to be submitted at the Annual Meeting.

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3. Whom do I call if I have questions about the materials I received?

You may call Northrop Grumman's proxy solicitor and information agent, D.F. King & Co., Inc., for information, assistance or to obtain a copy of the proxy materials for the Special Meeting and the Annual Meeting.

Whether you hold TRW shares as a record holder, in street name at a custodian bank or broker or as a participant in a TRW employee plan, D.F. King will assist you with your questions and the proper proxy voting procedure.

Please call Northrop Grumman's proxy solicitor and information agent, D.F. King & Co., Inc., at:

toll-free: 800-755-7250
international (call collect): 212-269-5550
banks and brokers (call collect): 212-269-5550

You may also download a copy of Northrop Grumman's proxy statements for the Special Meeting and the Annual Meeting or the Offer to Exchange, free of charge at **www.votefornoc.com** or **www.sec.gov.** However, you will need to contact D.F. King at the phone numbers above for information on obtaining a proxy card or voting instruction form.

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4. When do I have to return and mail my BLUE proxy cards or voting instruction forms?

In order to ensure that your vote is counted for each meeting and to allow proper time for mailing, please promptly complete, sign, date and mail the BLUE proxy card and the accompanying certification of eligibility for the Special Meeting. Do not delay – mail the BLUE cards or forms well in advance of the Special Meeting to ensure your votes are counted.

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5. When do I have to return my GREEN proxy cards or voting instruction forms?

In order to ensure that your vote is counted for each meeting and to allow proper time for mailing, Northrop Grumman urges all TRW shareholders immediately upon review of the materials to promptly complete, sign, date and mail the GREEN proxy card for the Annual Meeting. Do not delay – mail the GREEN cards or forms well in advance of the Annual Meeting to ensure your votes are counted.

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6. Should I return the BLUE proxy cards or voting instruction forms if I wish to support Northrop Grumman at the Special Meeting?

Yes. Northrop Grumman's board of directors urges you to promptly complete, sign, date and mail your BLUE proxy card or voting instruction form and the accompanying certification of eligibility for the Special Meeting.

The Special Meeting and the Annual Meeting are two separate meetings regarding different matters. A proxy vote at one meeting does not constitute a vote at the other.

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7. Should I return the GREEN proxy cards or voting instruction forms if I wish to support Northrop Grumman at the Annual Meeting?

Yes. Northrop Grumman's board of directors urges you to promptly complete, sign, date and mail your GREEN proxy card or voting instruction form for the Annual Meeting.

The Special Meeting and the Annual Meeting are two separate meetings regarding different matters. A proxy vote at one meeting does not constitute a vote at the other.

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8. Where do I mail my BLUE or GREEN proxy card or voting instruction form if I've lost my return envelope?

You should mail your BLUE or GREEN **proxy card** to Northrop Grumman Corporation, c/o D.F. King & Co., Inc., Wall Street Station, P.O. Box 411, New York, New York 10269-0069.

If you received a BLUE or GREEN **voting instruction form**, and NOT a proxy card, you need to contact the broker, bank or other nominee holder who holds your TRW shares for your benefit, for assistance.

Alternatively, you can call D.F. King & Co., Inc., Northrop Grumman's proxy solicitor and information agent, for assistance at:

toll-free: 800-755-7250
international (call collect): 212-269-5550
banks and brokers (call collect): 212-269-5550

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9. If I sign a proxy card from Northrop Grumman and a voting instruction form from my broker or other nominee holder, do they cancel each other out?

Not necessarily. If you receive BLUE or GREEN proxy cards from Northrop Grumman and BLUE or GREEN voting instruction forms from your broker or nominee, it may mean you hold Northrop Grumman shares in two or more separate accounts. In order to vote all of your TRW shares, please complete, date and sign both the BLUE and GREEN proxy cards from Northrop Grumman AND the BLUE and GREEN voting instruction forms from your broker or nominee and mail them as soon as possible.

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10. Can I change my vote if I have already submitted a gold or white proxy card or voting instruction form?

Yes. Only your latest-dated proxy card or voting instruction form is counted. If you have already voted and wish to change your vote you may do so by:

(completing, signing, dating and mailing a later-dated BLUE proxy card or voting instruction form and the accompanying certification of eligibility for the Special Meeting;

or

(completing, signing, dating and mailing a later-dated GREEN proxy card or voting instruction form for the Annual Meeting.

You do not need to contact TRW to revoke any previously granted proxy you may have given by returning a gold or white proxy card or voting instruction form.

Northrop Grumman recommends that you discard any gold or white proxy cards or voting instruction forms and that you return each BLUE and GREEN proxy card or voting instruction form to vote "FOR" the Control Share Acquisition proposal and "FOR" the three Northrop Grumman resolutions..

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11. Should I vote "FOR" on the BLUE and GREEN proxy card or voting instruction form and "against" on the gold and white proxy card or voting instruction form?

No. Only the latest-dated proxy will be counted, so there is no need to register votes on every proxy or voting instruction card you receive. Please return only BLUE or GREEN proxy or voting instruction cards!

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12. Do I have to mail back both the BLUE and the GREEN proxy card or voting instruction form and the gold and white proxy card or voting instruction form?

No. If you submit complete, sign, date and return a BLUE proxy card or voting instruction form and the accompanying certification of eligibility and a GREEN proxy card or voting instruction form, and a gold or white proxy card or voting instruction form, only your latest-dated card or form will be counted. For example, if you complete, sign, date and mail a BLUE or GREEN proxy card or voting instruction form after you have submitted a gold or white proxy card or voting instruction form, the later-dated BLUE or GREEN proxy card or voting instruction form will automatically revoke the gold or white proxies.

Northrop Grumman recommends that you discard any gold or white proxy cards or voting instruction forms. The Northrop Grumman board of directors recommends that you complete, sign, date and return each BLUE proxy card or voting instruction form and the accompanying certification of eligibility and each GREEN proxy card or voting instruction form to vote "FOR" the resolutions noted above.

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13. Why am I receiving all of this information about Northrop Grumman's Offer to Exchange, the Special Meeting and the Annual Meeting?

Northrop Grumman is sending information to TRW shareholders regarding the events and procedures related to the Offer to Exchange, the Special Meeting and the Annual Meeting , to ensure that TRW shareholders have relevant information to make informed decisions about the Offer to Exchange and the two TRW shareholder meetings.

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14. What if I am contacted by someone seeking to influence my vote?

Northrop Grumman has retained D.F. King & Co., Inc. to solicit its proxies for the Special Meeting and Annual Meeting and as its information agent for any merger with TRW. TRW shareholders, including employees, may receive calls from D.F. King regarding the Special Meeting, the Annual Meeting or the Offer to Exchange. TRW shareholders, including employees, also may receive calls from the proxy solicitor for TRW. You may, but are not required to, discuss your vote with any proxy solicitor. Northrop Grumman and D.F. King will treat any such calls as confidential, so feel free to discuss any questions or concerns regarding the Offer to Exchange or the Special Meeting or Annual Meeting with us.

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15. If I tender my TRW shares, do I still need to vote at the Special Meeting on April 22, 2002, and at the Annual Meeting on April 24, 2002?

Yes. If you tender your shares for exchange or sell your shares after the record date for the Annual Meeting or the Special Meeting, as the case may be, you are still entitled to vote at that meeting. Tendering your shares for exchange is a separate decision and does not count as a vote at either meeting. It is very important that each TRW shareholder's voice be heard at the meetings, so please vote, even if you have tendered or sold your shares after the record date. Northrop Grumman cannot complete the Offer to Exchange unless the acquisition is approved at the special meeting in accordance with the Ohio Control Share Acquisition Law or that law is held to be unconstitutional, so PLEASE vote at the Special and Annual Meetings.

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V. EMPLOYEE QUESTIONS

1. I work in TRW's automotive business. Why should I support Northrop Grumman's resolutions?

Northrop Grumman believes its plan provides for a more rapid alignment of the automotive business with its industry. In contrast to Northrop Grumman's plan, TRW's plan involves considerable risk, may take a long time to execute and is subject to important contingencies not within TRW's ability to control.

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2. As a TRW employee will my vote be anonymous?

Yes. Northrop Grumman and TRW have each stated that votes of TRW employees will be treated confidentially.

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PLEASE MARK YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM "FOR" THE CONTROL SHARE ACQUISITION PROPOSAL AT THE SPECIAL MEETING, AND YOUR GREEN PROXY CARD OR VOTING INSTRUCTION FORM "FOR" THE THREE NORTHROP GRUMMAN RESOLUTIONS FOR THE ANNUAL MEETING, AND SIGN, DATE AND MAIL THEM BOTH TODAY.

DATE AND ADDRESS OF THE TRW SPECIAL MEETING:

Monday, April 22, 2002, at 8:30 a.m.*

Landerhaven

6111 Landerhaven Drive

Mayfield Heights, Ohio

*Please allow sufficient time to comply with TRW's check-in procedures to make sure you have been admitted to the meeting before voting starts.

DATE AND ADDRESS OF THE TRW ANNUAL MEETING:

Wednesday, April 24, 2002, at 8:30 a.m.*

TRW Inc.

1900 Richmond Road

Lyndhurst, Ohio

*Please allow sufficient time to comply with TRW's check-in procedures to make sure you have been admitted to the meeting before voting starts.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this website and in the documents linked to this website or incorporated by reference contain or are based on "forward-looking" information and involve risks and uncertainties. Such forward-looking information includes statements as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman's control. These include governmental regulatory processes, Northrop Grumman's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. Northrop Grumman's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies. Actual outcomes are dependent upon many factors, including, without limitation, Northrop Grumman's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman's filings from time to time with the SEC, including, without limitation, Northrop Grumman's reports on Form 10-K and Form 10-Q.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Northrop Grumman filed a Registration Statement on Form S-4 (Registration No. 333-83672), (which includes the Offer to Exchange) and a Tender Offer Statement on Schedule TO relating to the Offer to Exchange with the Securities and Exchange Commission (the "SEC ") on March 4, 2002. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW shareholders before making any decision regarding the Offer to Exchange. These documents may be obtained from the SEC, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above, and at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may also be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or by contacting D.F. King & Co., Inc., the information agent for the Offer to Exchange at the number set forth below.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder resolutions relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain important information regarding such potential participants, among other things. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at **www.sec.gov** .

If you have any questions, or would like a copy of the Offer to Exchange or any related documents, or require any additional information concerning the Special Meeting or the Annual Meeting, voting your TRW shares at such meetings or the Offer to Exchange, please contact D.F. King at the address or phone numbers set forth below. If any TRW shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such TRW shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and advise them to vote "FOR" the Control Share Acquisition proposal by dating, executing and returning the BLUE proxy card promptly and the accompanying certification of eligibility and to vote "FOR" the three Northrop Grumman shareholder resolutions by dating, executing and returning the GREEN proxy card promptly.

D.F. KING & CO., INC.

Wall Street Station, P.O. Box 411

New York, New York 10269-0069

Call Collect: (212) 269-5550

or

Call Collect (International): (212) 269-5550

or

Call Toll-Free: (800) 755-7250

TRW EMPLOYEE INFORMATION

April 4, 2002	Proxy Statement for Annual Meeting
April 4, 2002	Proxy Statement for Special Meeting
April 3, 2002	Employee/Shareholder Letter
April 3, 2002	Shareholder Letter

DATE	NORTHROP GRUMMAN FILINGS WITH THE S.E.C.
April 4, 2002	Northrop Grumman Letter to TRW Employee/Shareholders regarding the TRW Special Meeting
April 4, 2002	Northrop Grumman Letter to TRW Shareholders regarding the TRW Special Meeting
April 4, 2002	Northrop Grumman Amended Registration Statement on Form S-4
April 2, 2002	Northrop Grumman Letter to TRW Employee/Shareholders reeding the TRW Annual Meeting
April 1, 2002	Northrop Grumman Definitive Proxy Statement for the TRW Annual Meeting of Shareholders
April 1, 2002	Northrop Grumman Letter to TRW Shareholders regarding the TRW Annual Meeting
March 29, 2002	Press Release - Northrop Grumman Extends Tender Offer for All Outstanding Shares of TRW Inc.
March 28, 2002	Northrop Grumman Descriptive Brochure
March 26, 2002	Press Release - Northrop Grumman Wants to Pay Full and Fair Value for TRW
March 13, 2002	Press Release - Northrop Grumman Remains Fully Committed to Its Exchange Offer for TRW
March 11, 2002	Press Release - Northrop Grumman Files Hart-Scott-Rodino Premerger Notification

NORTHROP GRUMMAN

OFFICE OF THE CHAIRMAN



Kent Kresa
CHAIRMAN AND CEO



Ron Sugar
PRESIDENT AND COO

Electronic Systems



Bob Iorizzo
PRESIDENT

Information Technology



Herb Anderson
PRESIDENT

Integrated Systems



Scott Seymour
PRESIDENT

Component Technologies



Frank Brandenberg
PRESIDENT

Ship Systems



Phil Dur
PRESIDENT

Newport News



Tom Schievelbein
PRESIDENT

• 100,000 Worldwide Employees • 44 States • 25 Int'l Offices

NORTHROP GRUMMAN ELECTED OFFICERS

KENT KRESA
Chairman and Chief Executive Officer

RONALD D. SUGAR
President and Chief Operating Officer

HERBERT W. ANDERSON
Corporate Vice President and President,
Northrop Grumman Information Technology

FRANK G. BRANDENBERG
Corporate Vice President and President,
Northrop Grumman Component Technologies

PHILIP A. DUR
Corporate Vice President and President,
Northrop Grumman Ship Systems

J. MICHAEL HATELEY
Corporate Vice President and Chief Human Resources and Administrative Officer

ROBERT W. HELM
Corporate Vice President, Government Relations

ROBERT P. IORIZZO
Corporate Vice President and President,
Northrop Grumman Electronic Systems

JOHN H. MULLAN
Corporate Vice President and Secretary

ALBERT F. MYERS
Corporate Vice President and Treasurer

JAY H. NUSSBAUM
Executive Vice President, KPMG Consulting, Inc.

THOMAS C. SCHIEVELBEIN
Corporate Vice President and President,
Newport News Sector

SCOTT SEYMOUR
Corporate Vice President and President,
Northrop Grumman Integrated Systems

W. BURKS TERRY
Corporate Vice President and General Counsel

RICHARD B. WAUGH, JR.
Corporate Vice President and Chief Financial Officer

SANDRA WRIGHT
Corporate Vice President and Controller

NORTHROP GRUMMAN BOARD OF DIRECTORS

KENT KRESA
Chairman and Chief Executive Officer

RONALD D. SUGAR
President and Chief Operating Officer

JOHN T. CHAIN JR.
General, U.S. Air Force (Ret.)
Chairman of the Board, Thomas Group, Inc

LEWIS W. COLEMAN
President of the Gordon E. and Betty I. Moore Foundation

VIC FAZIO
Senior Partner, Clark & Weinstock

PHILLIP FROST
Chairman of the Board and CEO, IVAX Corporation

CHARLES R. LARSON
Admiral, United States Navy (Ret.)

JAY H. NUSSBAUM
Executive Vice President, KPMG Consulting, Inc.

AULANA L. PETERS
Partner, Gibson, Dunn & Crutcher

JOHN BROOKS SLAUGHTER
President and CEO,
National Action Council for Minorities
in Engineering, Inc.

NORTHROP GRUMMAN MEDIA CONTACTS

CORPORATE COMMUNICATIONS

Rosanne O'Brien
Corporate Vice President, Communications
(310) 201-3333
(310) 201-3092 fax
rosanne_obrien@mail.northgrum.com

Frank Moore
Director, Corporate News and Information
(310) 201-3335
(310) 556-4561 fax
moorefr1@mail.northgrum.com

Randy Belote
Director of Corporate Public Affairs and International Public Relations
(703) 875-8525
(703) 243-3190 fax
Randy_Belote@mail.northgrum.com

Bob Bishop
Manager of Corporate Public Information
(310) 201-3458
(310) 556-4561 fax
bob_j_bishop@mail.northgrum.com

NORTHROP GRUMMAN SHAREHOLDER INFORMATION

D.F. King & Co., Inc
P.O. Box 411
Wall Street Station
New York, New York 10269-5550

Toll-free: 800-755-7250
International (call collect): 212-269-5550
Banks and brokers (call collect): 212-269-5550

Securities and Exchange Commission's Website
www.sec.gov

DATE	IMPORTANT DATES
April 24, 2002	TRW Annual Meeting of Shareholders.
April 22, 2002	TRW Special Meeting of Shareholders.
April 12, 2002	Northrop Grumman offer expires, unless extended.
April 11, 2002	DOJ Requests More Information on Northrop Grumman's Plan to Acquire TRW Inc.
March 31, 2002	Northrop Grumman extends its offer to exchange until April 12, 2002.
March 13, 2002	TRW's Board of Directors issues a press release rejecting the offer.
March 4, 2002	Northrop Grumman commences the offer to exchange its shares for those of TRW and delivers to TRW the acquiring person statement.
March 3, 2002	TRW notifies Northrop Grumman that it has rejected Northrop Grumman's offer.
February 21, 2002	Northrop Grumman sends a letter to TRW proposing negotiations.
October, 2001	Northrop Grumman Chairman and CEO, Kent Kresa, has one telephone conversation and one meeting with TRW's Chairman, President & CEO, David M. Cote, regarding a possible discussion for a combination of the two companies. No discussions were pursued.